UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2023

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Decision on Disposal of Treasury Shares

On February 23, 2023, the board of directors of SK Telecom Co., Ltd. (the “Company”) approved the Company’s disposal of treasury shares for the purpose of allotting shares as bonus payment to its officers and employees.

	1. Number of Treasury Shares to be Disposed	Common shares	109,508
		Preferred shares	—
	2. Price of the Treasury Shares to be Disposed (Won)	Common shares	45,100
		Preferred shares	—
	3. Estimated Aggregate Disposal Value (Won)	Common shares	4,938,810,800
		Preferred shares	—
	4. Disposal Period	From	February 27, 2023
		To	March 26, 2023
	5. Purpose of Disposal		Allotment of shares as bonus payment
	6. Method of Disposal		Over-the-counter
	7. Investment Brokerage Agent		Hana Securities Co., Ltd.
8. Treasury Shares Held Before Disposal	Acquisition within Limit Based on Maximum Amount of Dividends Payable	Common shares	476,511	Percentage of shares (%)	0.22
		Preferred shares	—	Percentage of shares (%)	—
	Other Acquisition	Common shares	—	Percentage of shares (%)	—
		Preferred shares	—	Percentage of shares (%)	—
9. Date of Resolution by the Board of Directors			February 23, 2023
• Attendance of Outside Directors			Present: 5; Absent: 0
• Attendance of Auditors (Audit Committee Members who are not Outside Directors)			—
	10. Maximum Daily Sale Order	Common shares	—
		Preferred shares	—

11. Other Matters Relating to an Investment Decision

•	Items 1, 2 and 3 above are based on the closing price on February 22, 2023, the day before the date of the resolution by the board of directors.

•	The actual number, price and aggregate value of the treasury shares to be disposed may change as of the date of disposal.

•

In connection with the method of disposal under Item 6 above, the disposal will be implemented by the transfer of shares from the Company’s securities account for treasury shares to the securities account of the officer or employee to whom the shares are allotted as bonus payment.

•	Other acquisition under Item8 are shares acquired by the Company as a result of the creation of fractional shares in the Spin-off.

[Treasury Shares Held Prior to Decision on Disposal of Treasury Shares]

(Unit: shares)

			Type of shares	Beginning	Change			End	Notes
Method of acquisition					Acquired (+)	Disposed (–)	Cancelled (–)
Acquisition within limit based on maximum amount of dividends payable	Direct acquisition	Direct acquisition through stock exchange	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
		Over-the-counter acquisition	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
		Subtotal (a)	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
	Acquisition through broker	Held in trust by broker	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
		Held by Company	Common shares	747,059	—	270,548	—	476,511	—
			Preferred shares	—	—	—	—	—	—
		Subtotal (b)	Common shares	747,059	—	270,548	—	476,511	—
			Preferred shares	—	—	—	—	—	—
Other acquisition (c) (1)			Common shares	54,032	—	54,032	—	0	—
			Preferred shares	—	—	—	—	—	—
Total (a+b+c)			Common shares	801,091	—	324,580	—	476,511	—
			Preferred shares	—	—	—	—	—	—

(1)	Shares acquired by the Company as a result of the creation of fractional shares in the Spin-off.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)

By: /s/ Hee Jun Chung
(Signature)
Name:	Hee Jun Chung
Title:	Vice President

Date: February 24, 2023